[HFC Revolving Corporation Letterhead]



                                September 1, 2004


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

             Re:  HFC Revolving Corporation
                  Amendment on Form S-3/A Filed August 10, 2004
                  File No. 333-84268, CIK: 0000923147
                  Amendment Withdrawal Request
                  ---------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act, HFC Revolving Corporation (the "Company") hereby requests withdrawal of its amendment to the Company's registration statement on Form S-3/A filed with the Securities and Exchange Commission on August 10, 2004 (File No. 333-84268) (the "2004 Amendment").

     The 2004 Amendment was filed to provide affiliates of the Company with additional flexibility in entering into market-making transactions involving securities issued under the Company's registration statement. However, the Company has been informed that the 2004 Amendment previously filed under the "S-3/A" form type should instead be filed under the "POS AM" form type as the 2004 Amendment is a post-effective, rather than pre-effective, amendment to the Company's registration statement. Accordingly, the Company intends to re-file the 2004 Amendment under the correct form type pending approval of this withdrawal request. In pursuing this withdrawal request, the Company does not intend to affect the validity of any previous filing with respect to the Company's registration statement.

     No securities have been sold in reliance upon the 2004 Amendment. Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of the 2004 Amendment as soon as reasonably possible.

     If you have any questions or require further information, please contact Joseph Kelly of Sidley Austin Brown & Wood LLP at (212) 839-5685 or Julie Shin of Sidley Austin Brown & Wood LLP at (212) 839-8561.

                                    Respectfully yours,



                                    By: /s/ Patrick D. Schwartz
                                        ----------------------------------
                                        Patrick D. Schwartz
                                        Deputy General Counsel - Corporate

cc:   Stephen B. Esko
      Joseph Kelly
      Julie O. Shin